U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                              Ruddick Corporation
                ------------------------------------------------
                                (Name of Issuer)


                          Common Stock (No Par Value)
                ------------------------------------------------
                         (Title of Class of Securities)

                                    781258108
                ------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2009
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [X] Rule 13d-1(b)

        [ ] Rule 13d-1(c)

        [ ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 781258108
  ----------------------------------------------------------------------------
1)   Names of Reporting Persons

        Fiduciary Counselors Inc.

  ----------------------------------------------------------------------------
2)   Check The Appropriate Box If a Member of a Group (See Instructions)
        (A) [ ]
        (B) [ ]
  ----------------------------------------------------------------------------
3)   SEC Use Only


  ----------------------------------------------------------------------------
4)   Citizenship or Place of Organization

        Delaware
  ----------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With:

        5) Sole Voting Power

                    0
        -----------------------------------------------
        6) Shared Voting Power

                    0
        -----------------------------------------------
        7) Sole Dispositive Power

                    0
        -----------------------------------------------
        8) Shared Dispositive Power

              4,879,261
  ----------------------------------------------------------------------------
9)    Aggregate Amount Beneficially Owned by Each Reporting Person

         4,879,261
  ----------------------------------------------------------------------------
10)   Check If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

         [ ]
  ----------------------------------------------------------------------------
11)   Percent of Class Represented by Amount in Row (9)

         10.0%
  ----------------------------------------------------------------------------
12)   Type of Reporting Person (See Instructions)

         IA
  ----------------------------------------------------------------------------

Item 1. (a) Name of Issuer:

               Ruddick Corporation

        (b) Address of Issuer's Principal Executive Offices:

               301 South Tryon Street, Suite 1800
               Charlotte, North Carolina 28202

  ----------------------------------------------------------------------------
Item 2. (a) Name of Person Filing:

               Fiduciary Counselors Inc.

        (b) Address of Principal Business Office or, if none, Residence:

               700 12th Street NW, Suite 700
               Washington, D.C. 20005

        (c) Citizenship:

               This Schedule 13G is being filed by Fiduciary Counselors Inc., a Delaware corporation.

        (d) Title of Class of Securities:

               Common Stock

        (e) CUSIP Number:

                781258108

  ----------------------------------------------------------------------------
Item 3. If this statement is being filed pursuant to Rule 13d-1(b) or (c), or 13d-2(b), check whether the person filing is:

     (a) [ ] Broker or dealer registered under Section 15 of the Act
     (b) [ ] Bank as defined in section 3(a)(6) of the Act
     (c) [ ] Insurance company as defined in section 3(a)(19) of the
                Act
     (d) [ ] Investment company registered under section 8 of the
                Investment Company Act of 1940
     (e) [X] An investment adviser in accordance with Rule
                13d-1(b)(1)(ii)(E)
     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)
     (h) [ ] A savings association as defined in Section 3(b) of the
                Federal Deposit Insurance Act
     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the
                Investment Company Act of 1940
     (j) [ ] Group, in accordance with 13d-1(b)(1)(ii)(J)
  ----------------------------------------------------------------------------

Item 4. Ownership:

     (a) Amount Beneficially Owned:                                   4,879,261*

     (b) Percent of Class:                                                 10.0%

     (c) Number of Shares as to which such person has:

         (i)   Sole power to vote or direct the vote:                         0

         (ii)  Shared power to vote or direct the vote:                       0

         (iii) Sole power to dispose or
               direct the disposition of:                                     0

         (iv)  Shared power to dispose or
               direct the disposition of:                             4,879,261*

         *See Attachment A
  ----------------------------------------------------------------------------
Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following

            [ ]
  ----------------------------------------------------------------------------
Item 6. Ownership of More than Five Percent on Behalf of Another Person:

            N/A
  ----------------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company

            N/A
  ----------------------------------------------------------------------------
Item 8. Identification and Classification of Members of the Group

            N/A
  ----------------------------------------------------------------------------
Item 9. Notice of Dissolution of Group

            N/A
  ----------------------------------------------------------------------------

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  FIDUCIARY COUNSELORS INC.




                                  By: /s/ Nell Hennessy
                                     -------------------------------
                                     Title: President & Chief Executive Officer



Date: February 16, 2010

                                ATTACHMENT A


This Schedule 13G is being filed by Fiduciary Counselors Inc. ("FC") in its capacity as independent fiduciary, pursuant to appointment by Ruddick Corporation (the "Company") to manage the Company's Retirement and Savings Plan (the "Plan"), which appointment became effective in September 2008. FC was engaged, among other things, to monitor the Company's financial condition to determine, in FC's sole discretion, whether holding the Company's stock by the Plan is no longer consistent with the Employee Retirement Income Security Act of 1974, as amended, and, if so, to determine when and in what manner to liquidate the Plan's holdings in Company Stock.

FC disclaims beneficial ownership of the 4,879,261 shares of the Company's Common Stock pursuant to Rule 13d-4 under the Securities Exchange Act of 1934 (the "Exchange Act"). The filing of this Schedule 13G should not be construed as an admission that FC is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the shares of Common Stock covered by this Schedule 13G. This Schedule 13G is filed by FC with respect to Common Stock held in the Plan on behalf of participants in the Plan solely as a result of the appointment by the Company of FC as independent fiduciary, as described above. FC does not have any economic interest in the shares of Common Stock held by the Plan. The Plan participant has the power to direct the disposition of its shares of Common Stock held in the participant's account, and direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in such participant's account (subject to the fiduciary powers of FC as described above). Furthermore, each such participant has sole voting power over the Common Stock held in such participant's account. To the knowledge of FC, (i) no such participant has any of the foregoing rights with respect to more than five percent of the class of securities identified in Item 2(d) and (ii) there is no agreement or understanding among such persons to act together for purposes of acquiring, holding, voting or disposing of any such shares.

FC was retained by the Company in September 2008 to monitor the Company's financial condition for the purpose described above. As of September 30, 2008, the Plan beneficially owned 5,351,583 shares of Common Stock, which, based on the Company's Form 10-K for the fiscal year ended September 28, 2008 filed with the Securities and Exchange Commission, represented at the time 11.1% of the outstanding shares of Common Stock of the Company. For the reasons set out in the paragraph directly above, FC disclaims beneficial ownership of any of the shares of the Company's Common Stock pursuant to Rule 13d-4 under the Exchange Act.